EXHIBIT 18

March 1, 2010

The Board of Directors

Silgan Holdings Inc.

4 Landmark Square

Suite 400

Stamford, CT 06901

Dear Directors:

Note 1 of Notes to the consolidated financial statements of Silgan Holdings Inc. included in its Form 10-K for the year ended December 31, 2009, describes a change in the method of accounting for inventory valuation in the Company’s U.S. plastic container business from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method. There are no authoritative criteria for determining a ‘preferable’ inventory method based on the particular circumstances; however, we conclude that such a change in method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.

Very truly yours,

/s/ Ernst & Young LLP